冠軍科技集團
CHAMPION TECHNOLOGY

02 DEC -2 AM 8:14

2 December 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

02060209

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

for Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Encl.

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

APPROVAL OF A NEW SHARE OPTION SCHEME AND EXPIRY OF SUBSCRIPTION RIGHTS UNDER OUTSTANDING WARRANTS

Shareholders of the Company approved the adoption of a new share option scheme at the special general meeting held on 29 November 2002.

The subscription rights under the Warrants will expire after the close of business on Monday, 6 January 2003.

The last trading date of Warrants on the Stock Exchange is Monday, 30 December 2002. The latest time to exercise the subscription rights under the Warrants is 4:00 p.m. on Monday, 6 January 2003.

Approval of a new share option scheme

Reference is made to the circular of Champion Technology Holdings Limited (the "Company") dated 31 October 2002 in respect of, among other things, the proposal on adoption of a new share option scheme.

The board of directors of the Company is pleased to announce that shareholders of the Company approved the adoption of a new share option scheme at the special general meeting held on 29 November 2002.

Expiry of subscription rights under outstanding warrants

The board of directors of the Company would like to remind holders of warrants of the Company (Stock Code : 1084) ("Warrants") that in accordance with the terms and conditions of the Warrants, the subscription rights under the Warrants will expire after the close of business on Monday, 6 January 2003. Any subscription rights under the Warrants which have not been exercised on such date will lapse and the Warrants will cease to be valid for any purpose.

Each Warrant entitles its holder to subscribe HK$0.118 in cash for new shares of the Company at the current subscription price of HK$2.95 per share of HK$0.10 ("Share"), subject to adjustment, from Monday, 7 January 2002 until Monday, 6 January 2003.

The Company has made the following arrangements regarding dealings and transfers of the Warrants:-

1. the last trading day of the Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") is **Monday, 30 December 2002**;

2. the registered holders of the Warrants who wish to exercise the subscription rights under the Warrants must lodge with the Company's Hong Kong branch registrars, Secretaries Limited (the "Share Registrar") at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong the followings **on or before 4:00 p.m. on Monday, 6 January 2003**:-
   - (i) the relevant certificate(s) of Warrants;
   - (ii) the duly completed and signed subscription forms; and
   - (iii) remittances for the relevant subscription moneys;

3. holders of the Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the abovementioned address the followings on or before **4:00 p.m. on Monday, 6 January 2003**:-
   - (i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;
   - (ii) the relevant certificate(s) of Warrants;
   - (iii) the duly completed and signed subscription forms; and
   - (iv) remittances for the relevant subscription moneys.

   Subscription forms lodged with the Share Registrar later than 4:00 p.m. on Monday, 6 January 2003 will not be accepted. Shares will be issued within 21 days after the due exercise of the subscription rights under the Warrants and will rank pari passu with the fully paid Shares in issue on the relevant subscription date; and

4. trading of the Warrants on the Stock Exchange will cease after close of business on **Monday, 30 December 2002**. Application has been made for the withdrawal of listing of the Warrants on the Stock Exchange with effect from the close of business on Monday, 6 January 2003.

The closing prices of Shares and Warrants on the Stock Exchange on 29 November 2002 (being the date of this announcement) were HK$1.16 per Share and HK$0.01 per Warrant. A circular relating to the expiry of Warrants will be despatched to holders of Warrants as soon as practicable.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 29 November 2002

冠軍科技集團
CHAMPION TECHNOLOGY

For Immediate Release

Champion Technology Sets Sight on the Next Wave of Wireless Communications

Hong Kong (2 December 2002) - Communications software group Champion Technology Holdings Limited (Champion Technology) (SEHK:092) announced its latest acquisition of wireless assets in a share transaction. This is evidence of the Group's continuing commitment towards development of innovative and value-driven solutions.

The wireless assets were acquired from 4 G I Inc., which focuses on the development of next generation mobile communication systems.

According to Paul Kan, Chairman of Champion Technology Group, "The shift in telecommunications development globally from 'narrowband' to 'broadband' markets poses real challenges for networks and equipment vendors, service providers and regulators alike, as voice-centric services give way to Web-centric data services. As solutions providers, we give priority to the interest of our customers, and we continue our strive to enable smooth and cost-effective migration of existing networks in order to accommodate more functionalities at a most competitive TCO (Total Cost of Ownership)."

At the Company's Annual General Meeting last week, Paul Kan was upbeat about Champion Technology Group's prospects. Despite the current gloom and doom about the telecom and IT sector, Paul Kan was optimistic about the sector in the medium and long term. "Technology is going to be the key in improving productivity and growth. There is no doubt that Internet services and wireless communications make life better, and increasing adoption is a natural trend for consumers and enterprise customers alike anywhere in the world."

Paul Kan added, "We see the next paradigm shift as from fixed, hardware-intensive radios to multi-channel, multi-mode, multi-carrier, software-intensive radios building on a layered combination of different access technologies that meet the ultimate demands of a fully wireless society. With that in mind, we will continue to make strides in the direction of

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CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 傳真 (852) 2558 3333

sharpening our software radio engineering skills to position ourselves for future-proof wireless communications which can meet the dual challenges of seamless global coverage and interface with continuously emerging new standards and protocols in IP-based networks, targeted at serving the needs of fixed line and wireless networks for data, voice and video services."

###

About Champion Technology (stock code 092)

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services. The Group's current operations span over 50 countries, and include 3 Hong Kong listed companies and a former London listed company.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

- end -

Champion Technology Holdings Limited (Listed on the Hong Kong Stock Exchange in August 1992)
Ten-Year Financial Summary

(In HK$'000)	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
					Year ended 30 June					
Turnover	1,633,388	1,510,779	1,457,181	1,393,682	1,276,561	1,157,481	1,025,187	766,436	553,229	298,618
Operating Profit (before other operating items)	205,313	296,272	436,035	303,533	292,972	292,533	261,203	207,866	181,600	143,059
Net Profit for the Year	170,570	252,579	303,855	185,552	180,200	270,819	246,383	200,390	180,317	139,669
Dividends	23,379	16,286	25,389	13,868	8,338	312,531	54,690	42,436	64,430	53,556
EBITDA	629,011	638,566	596,344	492,029	415,744	505,826	415,326	317,602	238,160	176,003
					As at 30 June					
Total Assets	3,941,869	3,444,962	3,420,308	2,707,071	2,285,355	2,075,242	1,870,557	1,494,284	1,205,174	898,107
Total Liabilities & MI	958,834	859,894	1,080,081	707,079	667,181	627,929	521,740	487,628	366,320	57,918
Shareholders' Funds	2,983,035	2,585,068	2,340,227	1,999,992	1,618,174	1,447,313	1,348,817	1,008,656	838,854	840,189

Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 28969320 Fax: 25583111
Email: ir@championtechnology.com
Web Site: http://www.championtechnology.com